Filed Pursuant to Rule 424(B)(3)
Registration No. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 10 DATED MAY 14, 2012

TO THE PROSPECTUS DATED NOVEMBER 22, 2011

This document supplements, and should be read in conjunction with, our prospectus dated November 22, 2011 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 8 dated April 27, 2012 and Supplement No. 9 dated May 2, 2012. Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose, among other things, the following:

•	the status of the offering;

•	the acquisition of Meadowthorpe;

•	the acquisition of New Windsor;

•	information regarding our current leverage ratio;

•	updates regarding risk factors;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2012, filed on May 11, 2012; and

•	our unaudited financial statements and the notes thereto as of and for the three months ended March 31, 2012, as filed in our Quarterly Report on Form 10-Q on May 11, 2012.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of May 9, 2012, we had raised aggregate gross offering proceeds of approximately $45.0 million from the sale of approximately 4.6 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Property Acquisitions

Meadowthorpe

On May 9, 2012, we, through a joint venture formed between a group of institutional international investors advised by CBRE Investors Global Multi Manager (the “CBRE Global Investors”) and our wholly-owned subsidiary (the “Joint Venture”), purchased a shopping center containing 87,384 rentable square feet located on approximately 13.6 acres of land in Lexington, Kentucky (“Meadowthorpe”) for approximately $8.55 million, exclusive of closing costs. We hold an approximate 54% interest in the Joint Venture and the CBRE Global Investors hold the remaining approximate 46% interest. The Joint Venture funded a portion of the purchase price through the assumption of existing mortgage indebtedness in the amount of $5.0 million. The remainder of the purchase price was funded with proceeds of approximately $3.55 million drawn from the Joint Venture’s existing property-level credit facilities. Meadowthorpe, which was constructed in 1989, was purchased collectively from Cole Meadowthorpe, LLC, Compass Capital, LLC, Kaufmann Meadowthorpe, LLC, Singleton Meadowthorpe, LLC, and Nicol Meadowthorpe, LLC. Each of the individual sellers is a Kentucky limited liability company and is not affiliated with us, our advisor or our sub-advisor.

Meadowthorpe is approximately 95.6% leased to 16 tenants. The largest tenant at Meadowthorpe is a Kroger grocery store, which occupies approximately 50.4% of the rentable square feet at Meadowthorpe. The current aggregate annual effective rent for the tenants of Meadowthorpe is approximately $778,000 and the current weighted-average remaining lease term for the tenants is approximately 3.6 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased square feet, is $9.31 per square foot.

Based on the current condition of Meadowthorpe, we do not believe that it will be necessary to make significant renovations to Meadowthorpe. However, we do expect to address certain deferred maintenance items. Our management believes that Meadowthorpe is adequately insured.

New Windsor Acquisition

On May 9, 2012, the Joint Venture purchased a shopping center containing 95,877 rentable square feet located on approximately 11.6 acres of land in Windsor, Colorado (“New Windsor”) for approximately $5.55 million, exclusive of closing costs. The Joint Venture funded the purchase price with proceeds drawn from the Joint Venture’s existing property-level credit facilities. New Windsor, which was constructed in 2004, was purchased from Wells Fargo Bank, N.A., which is not affiliated with us, our advisor or our sub-advisor.

New Windsor is approximately 85.9% leased to ten tenants. The largest tenant at New Windsor is a King Soopers grocery store, which occupies approximately 69.4% of the rentable square feet at New Windsor pursuant to a ground lease. The current aggregate annual effective rent for the tenants of New Windsor is approximately $399,000 and the current weighted-average remaining lease term for the tenants is approximately 4.8 years. The current weighted-average effective rental rate over the lease term, which is calculated as the annualized effective rent divided by the leased square feet, is $13.70 per square foot.

Based on the current condition of New Windsor, we do not believe that it will be necessary to make significant renovations to New Windsor. Our management believes that New Windsor is adequately insured.

Use of Leverage

As of May 10, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total purchase price of real estate assets, was approximately 47.2%.

Risk Factors

The following risk factor supplements the risk factors included in our prospectus under the heading “Risk Factors—Risks Related to This Offering and Our Corporate Structure.”

Although our sponsors and their affiliates have previously paid, forgiven or deferred certain fees and expenses related to us, there is no obligation by our sponsors or their affiliates to do so in the future.

Our advisor and sub-advisor have informed us that they will waive or reimburse payment of the asset management fees to the extent that, as of the date of payment, our operating performance during the prior quarter has not been commensurate with our distributions during such period. Asset management fees were $217,000 for the three months ended March 31, 2012, but $118,000 of these fees has been waived by our advisor and sub-advisor pursuant to the advisory agreement. In addition, our sponsors provided $228,000 towards certain of our general and administrative expenses as capital contributions since inception. Our sponsors have not received, and will not receive, additional equity securities or any reimbursement for this contribution. Our sponsors do not intend to continue to contribute monies to fund future distributions. Also, approximately $3.1 million of organization and offering costs has been incurred on our behalf by our sub-advisor that has not been charged to us. Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through this offering. Whether these costs incurred by our sub-advisor will be billed is dependent upon the success of this offering and the discretion of our sub-advisor.

The following risk factor supplements the risk factors included in our prospectus under the heading “Risk Factors—Risks Associated with Debt Financing.”

Increases in interest rates would increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

As of March 31, 2012, we have $40.5 million of variable rate debt obligations. Because we have such variable-rate debt obligations, increases in interest rates would increase our interest costs and would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be treated as a real estate investment trust (“REIT”). Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

We are offering to the public pursuant to a registration statement $1.785 billion in shares of common stock in this offering. This offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the “DRP”) at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP.

As of March 31, 2012, we had issued 3,825,401 shares of common stock, including 29,751 shares issued through the DRP, generating gross cash proceeds of $36.9 million.

Our advisor is American Realty Capital II Advisors, LLC (the “Advisor”), a limited liability company that was formed in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (the “Sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of solid national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.

On September 20, 2011, we entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a “Non-Controlling Interest”). The joint venture is in the form of PECO-ARC Institutional Joint Venture I., L.P., a Delaware limited partnership (the “Joint Venture”). We, through an indirectly wholly owned subsidiary, hold an approximate 54% interest in the Joint Venture and serve as the general partner and manage the operations of the Joint Venture. The Non-Controlling Interests hold the remaining approximate 46% interest.

The Joint Venture intends to invest in grocery-anchored neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. We have committed to contribute approximately $58.7 million to the Joint Venture and the Non-Controlling Interests have committed to contribute $50 million in cash. Through March 31, 2012, the Joint Venture holds nine properties. As of March 31, 2012, we have contributed approximately $26.2 million, in the form of equity interests in six wholly owned real estate properties and cash, to the Joint Venture and the Non-Controlling Interests have contributed approximately $22.3 million in cash to the Joint Venture. Until March 20, 2013 (or the investment of all of the capital that is to be contributed to the Joint Venture), neither we nor the Sub-advisor or its affiliates may acquire properties meeting the Joint Venture’s investment strategy, except through the Joint Venture.

We, through the Joint Venture, owned fee-simple interests in nine real estate properties acquired from third parties unaffiliated with us or the Advisor as of March 31, 2012:

Property Name	Location	Anchor	Date Acquired	Contract Purchase Price (1)	Rentable Square Footage	Annualized Effective Rent (2)	Annualized Effective Rent per Leased Square Foot	Average Remaining Lease Term in Years	% Leased
Lakeside Plaza	Salem, VA	Kroger	12/10/10	$8.75 million	82,033	$822,468	$10.14	5.2 years	98.9%
Snow View Plaza	Parma, OH	Giant Eagle	12/15/10	$12.30 million	100,460	$1,114,368	$11.80	7.1 years	94.0%
St. Charles Plaza	Haines City, FL	Publix	6/10/11	$10.10 million	65,000	$906,013	$14.47	12.0 years	96.3%
Southampton Village	Tyrone, GA	Publix	10/14/11	$8.35 million	77,956	$814,110	$12.08	9.7 years	86.5%
Centerpoint	Easley, SC	Publix	10/14/11	$6.85 million	72,287	$654,807	$10.94	10.1 years	82.8%
Burwood Village Center	Glen Burnie, MD	Food Lion	11/9/11	$16.60 million	105,834	$1,426,914	$13.48	7.1 years	100.0%
Cureton Town Center	Waxhaw, NC	Harris Teeter	12/29/11	$13.95 million	84,357	$1,184,964	$15.14	12.1 years	92.8%
Tramway Crossing	Sanford, NC	Food Lion	2/23/12	$5.50 million	62,382	$545,157	$9.15	4.0 years	95.5%
Westin Centre	Fayetteville, NC	Food Lion	2/23/12	$6.05 million	66,890	$635,199	$9.50	3.2 years	100.0%

(1)	The contract purchase price excludes closing costs and acquisition costs.
(2)	We calculate annualized effective rent as monthly contractual rent as of March 31, 2012 multiplied by 12 months, less any tenant concessions.

Our operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after March 31, 2012 over each of the years ending December 31, 2012 and thereafter for our nine shopping centers. The table shows the approximate rentable square feet and annualized effective rent represented by the applicable lease expirations:

Year	Number of Expiring Leases	Annualized Effective Rent(1)	% of Total Portfolio Annualized Effective Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2012	9	$180,353	2.2%	12,630	1.9%
2013	18	$695,360	8.6%	38,276	5.7%
2014	25	$1,019,666	12.6%	78,174	11.6%
2015	19	$919,909	11.4%	63,269	9.4%
2016	15	$688,835	8.5%	66,833	9.9%
2017	9	$421,430	5.2%	27,280	4.0%
2018	1	$32,844	0.4%	2,346	0.3%
2019	4	$449,269	5.5%	56,533	8.4%
2020	3	$829,329	10.2%	67,371	10.0%
2021	3	$146,100	1.8%	10,160	1.5%
Thereafter	9	$2,720,905	33.6%	253,152	37.3%

(1)	We calculate annualized effective rent as monthly contractual rent as of March 31, 2012 multiplied by 12 months, less any tenant concessions.

The following table sets forth information regarding the two tenants comprising ten percent or more of the aggregate annualized effective rent or occupying ten percent or more of the aggregate rentable square footage at our nine shopping centers as of March 31, 2012:

Tenant Name/Property	Tenant Industry	Annualized Effective Rent(1)	% of Total Portfolio Annualized Effective Rent	Rentable Square Footage	% of Total Portfolio Square Footage	Lease Expiration
Publix Super Markets / St. Charles Plaza, Southampton Village and Centerpoint	Retail – Grocery Store	$1,484,391	18.3%	142,791 sq. ft.	19.9%	(2)
Food Lion/ Burwood Village Center, Tramway Crossing and Westin Centre	Retail – Grocery Store	$861,965	10.6%	95,665 sq. ft.	13.3%	(3)

(1)	We calculate annualized effective rent as monthly contractual rent as of March 31, 2012 multiplied by 12 months, less any tenant concessions.
(2)

Publix’s leases at St. Charles Plaza, Southampton Village, and Centerpoint expire in October 2027, December 2023, and January 2023, respectively. Publix has six options to extend the term of its lease at St. Charles Plaza by five years each. Publix has seven options to extend the term of its lease at Southampton Village by five years each. Publix has six options to extend the term of its lease at Centerpoint by five years each.

(3)

Food Lion’s leases at Burwood Village Center, Tramway Crossing and Westin Crossing expire in October 2022, December 2016 and December 2015, respectively. Food Lion has four options to extend the terms of its leases at all three locations by five years each.

No material tenant credit issues have been identified at this time. As of March 31, 2012, we had no material current tenant rent balances outstanding over 90 days.

Portfolio Tenancy

Prior to the acquisition of a property, we assess the suitability of the grocery anchor tenant and other tenants in light of our investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, we assess the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store’s sales, local competition and demographics. When assessing the tenancy of the non-anchor space at the shopping center, we consider the tenant mix at each shopping center in light of our portfolio, the proportion of national and national franchise tenants, and credit worthiness of specific tenants. When evaluating non-national tenancy, we attempt to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.

The following table presents the composition of our portfolio by tenant type:

Tenant Type	Leased Square Footage	% of Leased Square Footage	Annualized Effective Rent (1)	% of Annualized Effective Rent
Grocery anchor	397,720	59%	$3,866,543	48%
National/national franchise	153,493	23%	2,062,937	25%
Regional & local	124,811	18%	2,174,520	27%

	676,024	100%	$8,104,000	100%

(1)	We calculate annualized effective rent as monthly contractual rent as of March 31, 2012 multiplied by 12 months, less any tenant concessions.

The following table presents the composition of our portfolio by the industries of our tenants:

Tenant Industry	Leased Square Footage	% of Leased Square Footage	Annualized Effective Rent (1)	% of Annualized Effective Rent
Grocery	397,720	59%	$3,866,543	48%
Services	95,214	14%	1,782,178	22%
Restaurant	80,845	12%	1,380,043	17%
Retail stores	102,245	15%	1,075,236	13%

	676,024	100%	$8,104,000	100%

(1)	We calculate annualized effective rent as monthly contractual rent as of March 31, 2012 multiplied by 12 months, less any tenant concessions.

The following table presents our largest tenants by the amount of square footage leased by each tenant:

Tenant	Credit Rating	Tenant Industry	Leased Square Footage	% of Leased Square Footage	Annualized Effective Rent (1)	% of Annualized Effective Rent
Publix	NR	Retail – Grocery Store	142,791	21.1%	$1,484,391	18.3%
Food Lion	NR	Retail – Grocery Store	95,665	14.2%	861,965	10.6%
Giant Eagle	BBB-(2)	Retail – Grocery Store	58,171	8.6%	713,529	8.8%
Kroger	BBB(3)	Retail – Grocery Store	52,337	7.7%	416,658	5.1%
Harris Teeter	BBB	Retail – Grocery Store	48,756	7.2%	400,000	4.9%
CVS	BBB-	Retail – Pharmacy	37,850	5.6%	350,915	4.3%
Family Dollar	BB+	Retail – Discount	14,400	2.1%	96,768	1.2%
Dollar General	BBB+	Retail – Discount	12,000	1.8%	126,000	1.6%
All other Tenants		Retail/ Restaurant/ Services	214,054	31.7%	3,653,774	45.2%

			676,024	100.0%	$8,104,000	100.0%

(1)	We calculate annualized effective rent as monthly contractual rent as of March 31, 2012 multiplied by 12 months, less any tenant concessions.
(2)	Leases are guaranteed by Delhaize Group S.A., which has an S&P credit rating of BBB-.
(3)	Lease is guaranteed by Koninklijke Ahold N.V., which has an S&P credit rating of BBB.

Results of Operations

Overview

As we owned only two properties during the three-month period ended March 31, 2011, virtually all differences when comparing that period to the three months ended March 31, 2012 are the result of the seven properties acquired since March 31, 2011.

Summary of operating activities for the three months ended March 31, 2012 and 2011

Total revenues for the three months ended March 31, 2012, were $2,215,000, with rental income of $1,755,000. Other revenues, largely comprised of tenant reimbursements, were $460,000. Total revenues for the three months ended March 31, 2011, were $603,000, with rental income of $460,000. Other revenues were $143,000.

Property operating costs were $379,000 for the three months ended March 31, 2012. The significant items comprising this expense were common area maintenance of $225,000 and property management fees paid to an affiliate of the Sub-advisor of $113,000. Property operating costs were $95,000 for the three months ended March 31, 2011. The significant items comprising this expense were snow removal of $37,000 and property management fees paid to an affiliate of the Sub-advisor of $30,000.

Real estate taxes were $242,000 and $108,000, respectively, for the three months ended March 31, 2012 and 2011.

General and administrative expenses were $324,000 and $208,000, respectively, for the three months ended March 31, 2012 and 2011. These amounts were comprised largely of audit and tax fees, asset management fees (2012 only), legal fees, board-related expenses and insurance expense. In addition to these expenses, our sponsors provided $60,000 for certain of our general and administrative expenses as a capital contribution during the three months ended March 31, 2011. Our sponsors have not received, and will not receive, any reimbursement for this contribution. Our sponsors do not intend to contribute monies to fund future expenses. There was no such capital contribution for the three months ended March 31, 2012. As of March 31, 2012, the Advisor, Sub-advisor and their affiliates have not allocated any portion of their employees’ salaries to general and administrative expenses.

Under the terms of our amended advisory agreement, a waiver of all or a portion of the asset management fee will occur for any applicable period to the extent that as of the date of the payment, our modified funds from operations, (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof without any corresponding issuance of equity to the Sub-advisor or affiliate), during the quarter were not at least equal to our declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

Asset management fees were $217,000 for three months ended March 31, 2012, but $118,000 of these fees were waived by the Advisor and Sub-advisor pursuant to the amended advisory agreement detailed in the previous paragraph. For the three months ended March 31, 2012, the net asset management fees of $99,000 were paid by the Non-Controlling Interests. Asset management fees were $53,000 for the three months ended March 31, 2011, but were waived by the Advisor and Sub-advisor. Acquisition-related expenses were $278,000 for the three months ended March 31, 2012. Included in these acquisition-related expenses were $64,000 of acquisition fees paid to the Advisor and Sub-advisor and $41,000 of expense incurred for acquisitions that did not close during the quarter. Acquisition-related expenses were $47,000 for the three months ended March 31, 2011. Included in these acquisition-related expenses were expenses related to the December 2010 acquisitions of Lakeside Plaza and Snow View Plaza and approximately $16,000 of expense was incurred for acquisitions that did not close during the quarter.

Depreciation and amortization expense for the three months ended March 31, 2012 and 2011, respectively, was $1,044,000 and $244,000.

Interest expense was $391,000 and $149,000, respectively, for the three months ended March 31, 2012 and 2011. Included in the interest expense for the three months ended March 31, 2011 was $3,000 related to a loan provided to us by the Sub-advisor.

Our net loss attributable to our shareholders was $258,000 and $248,000, respectively, for the three months ended March 31, 2012 and 2011.

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition-related expenses, operating expenses, distributions to stockholders and principal and interest on our outstanding indebtedness. Generally, we expect cash needs for items other than acquisitions and acquisition-related expenses will be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through this offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of March 31, 2012, we had raised approximately $36.9 million in gross proceeds from this offering, including $0.3 million through the DRP.

As of March 31, 2012, we had cash and cash equivalents of approximately $6.3 million. During the three months ended March 31, 2012, we had a net cash usage of approximately $0.6 million.

This cash usage was the result of;

•

$0.7 million used in operating activities, largely due to the reimbursement of general and administrative expenses to the Sub-advisor (As of March 31, 2012, the Advisor, Sub-advisor and their affiliates have not allocated any portion of their employees’ salaries to general and administrative expenses),

•	$11.4 million used in investing activities, which was mostly the result of the acquisitions of Tramway Crossing and Westin Centre, and

•

$11.5 million provided by financing activities with approximately $10.4 million from the net proceeds of the issuance of common stock and $7.8 million provided by the Non-Controlling Interests. Partially offsetting these amounts was $6.3 million of net payments on the mortgage loans payable and distributions paid of $0.3 million, net of DRP proceeds.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations, proceeds from this offering and proceeds from secured and unsecured debt financings, along with any deferral or waiver of fees by the Advisor or Sub-advisor. Operating cash flows are expected to increase as additional properties are added to our portfolio. The organization and offering costs associated with this offering are initially paid by our sponsors, which will be reimbursed for such costs up to 1.5% of the gross capital raised in this offering. As of March 31, 2012, we owe the Advisor, Sub-advisor and their affiliates $7.2 million of organization and offering costs incurred on our behalf. Our sponsors provided $60,000 during the three months ended March 31, 2011 and $228,000 since inception for certain of our general and administrative expenses as capital contributions. Our sponsors have not received, and will not receive, any reimbursement or additional equity for these contributions. The sponsors provided no such capital contributions for the three months ended March 31, 2012. Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses.

Under the terms of the advisory agreement, we are to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf, but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of this offering. In addition, approximately $3.1 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or been recorded in our consolidated financial statements. Whether these costs will be billed to us in the future will depend on the success of this offering. Our sponsors do not intend to continue to contribute monies to fund future expenses. We have $40.5 million of debt obligations, representing variable-rate credit facilities secured by our real estate assets. Of the amount outstanding at March 31, 2012, $2.1 million is for the Lakeside Plaza and Snow View Plaza facilities, with a combined maximum capacity of $14.7 million, which both mature in December 2012. We can extend these facilities until December 2013 by paying a fee equal to 0.25% of the outstanding balance at the time of the maturity dates in December 2012.

Cash used in operating activities was $0.7 million for the three months ended March 31, 2012. Included in this total was approximately $0.3 million of real estate acquisition-related expenses incurred during the period and expensed in accordance with ASC 805, Business Combinations. As of March 31, 2012, we owed the Advisor, Sub-advisor and their respective affiliates approximately $7.4 million for organization and offering expenses, general and administrative expenses and other operational expenses. Until we have sufficient cash flow to cover our expenses, we will continue to rely upon the Advisor, Sub-advisor and their respective affiliates for financial support.

For the three months ended March 31, 2012, gross distributions of approximately $455,000 were paid, including $124,000 of distributions reinvested through the DRP, for net cash distributions of $331,000. These distributions were funded by borrowings. On April 2, 2012, gross distributions of approximately $194,000 were paid, including $59,000 of distributions reinvested through the DRP, for net cash distributions of $135,000. These distributions were funded by a combination of cash generated from operating activities and borrowings.

On February 20, 2012, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing April 1, 2012 through and including April 30, 2012. On March 21, 2012, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing May 1, 2012 through and including June 30, 2012. On April 19, 2012, our board of directors declared distributions to be paid to the stockholders of record at the close of business each day in the period commencing July 1, 2012 through and including August 31, 2012. The declared distributions equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of April were paid on May 1, 2012. Our policy is not to fund distributions with proceeds from this offering.

Our leverage ratio was 38.5% (calculated as secured mortgage notes payable, less cash and cash equivalents, as a percentage of total real estate investments, at cost) as of March 31, 2012.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition-related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on indebtedness, as well as payments on amounts due to our sponsors. Generally, we expect to meet cash needs for items other than acquisitions and acquisition-related expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions and acquisition-related expenses from the net proceeds of our offering and from debt financings. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid at the properties; however, we may use other sources to fund distributions as necessary, including contributions or advances made to us by the Advisor, Sub-advisor and their respective affiliates and borrowings under future debt agreements.

Our charter limits our borrowings such that our total liabilities do not exceed 75.0% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets; however, we may exceed that limit if a majority of our conflicts committee approves each borrowing in excess of our charter limitation and if we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors.

Contractual Commitments and Contingencies

Our contractual obligations as of March 31, 2012, were as follows:

	Payments due by period
	($000s)
	Total	2012	2013	2014	2015	2016
Principal payments—variable rate credit facility secured by Lakeside Plaza due December 2012	$—	$—	$—	$—	$—	$—
Lakeside Plaza interest payments (1)	—	—	—	—	—	—
Principal payments—variable rate credit facility secured by Snow View Plaza due December 2012	2,140	2,140	—	—	—	—
Snow View Plaza interest payments (1)	46	46	—	—	—	—
Principal payments—variable rate credit facility secured by St. Charles Plaza due June 2013	6,750	—	6,750	—	—	—
St. Charles Plaza interest payments (1)	239	158	81	—	—	—
Principal payments—variable rate credit facility secured by Centerpoint due November 2013	4,854	—	4,854	—	—	—
Centerpoint interest payments (2)	211	100	111	—	—	—
Principal payments—variable rate credit facility secured by Southampton Village due November 2013	5,920	—	5,920	—	—	—
Southampton Village interest payments (2)	257	122	135	—	—	—
Principal payments—variable rate credit facility secured by Burwood Village Center due November 2013	11,924	—	11,924	—	—	—
Burwood Village Center interest payments (2)	518	246	272	—	—	—
Principal payments—variable rate credit facility secured by Cureton Town Center due January 2016	8,875	—	70	168	168	8,469
Cureton Town Center interest payments (2)	900	183	243	239	234	1

Total	$42,634	$2,995	$30,360	$407	$402	$8,470

(1)	Interest rate at December 31, 2011 was 3.10%
(2)	Interest rate at December 31, 2011 was 2.74%

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets and impairment charges, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and non-controlling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, impairment charges, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, as impairments are based on estimated future undiscounted cash flows, investors are cautioned that we may not recover any impairment charges. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO.

Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association (“IPA”). MFFO excludes from FFO the following items:

(1)	acquisition fees and expenses;

(2)	straight-line rent amounts, both income and expense;

(3)	amortization of above- or below-market intangible lease assets and liabilities;

(4)	amortization of discounts and premiums on debt investments;

(5)	gains or losses from the early extinguishment of debt;

(6)	gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(7)	gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(8)	gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(9)	gains or losses related to contingent purchase price adjustments; and

(10)	adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors assess the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management’s evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

•

Acquisition fees and expenses. In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management’s investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of this offering and generally not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management’s analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to the Advisor, the Sub-advisor or third parties.

•

Adjustments for straight-line rents and amortization of discounts and premiums on debt investments. In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management’s analysis of operating performance.

•

Adjustments for amortization of above- or below-market intangible lease assets. Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.

•

Gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments. Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses.

•

Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price. Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and equity.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. MFFO has limitations as a performance measure in an offering such as this where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of this offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

FUNDS FROM OPERATIONS AND MODIFIED FUNDS FROM OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Unaudited)

(Amounts in thousands)

	Three Months Ended March 31,
	2012	2011
Calculation of Funds from Operations
Net loss	$(258)	$(248)
Add:
Depreciation and amortization of real estate assets	1,044	244
Less:
Non-controlling interest	(480)	—

Funds from operations	$306	$(4)

Calculation of Modified Funds from Operations
Funds from operations	$306	$(4)
Add:
Acquisition expenses	278	47
Net amortization of above- and below-market leases	154	51
Less:
Non-controlling interest	(168)	—
Straight-line rental income	(56)	(10)

Modified funds from operations	$514	$84

Distributions

During the three months ended March 31, 2012, gross distributions paid were $455,000, with $124,000 being reinvested through the DRP for net cash distributions of $331,000. During the three months ended March 31, 2011, gross distributions paid were $121,000, with $17,000 being reinvested through the DRP for net cash distributions of $104,000. There were gross distributions of $194,000 accrued and payable as of March 31, 2012. Distributions accrue at a daily rate of $0.00178082. Distributions paid during the three months ended March 31, 2012 were funded by borrowings.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code of 1986, as amended.

We may receive income from interest or rents at various times during our fiscal year and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period, and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings to fund our distributions. We may also fund such distributions from advances from our sponsors or from any deferral or waiver of fees by the Advisor or Sub-advisor.

Our distribution policy is not to use the proceeds of this offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from this offering or the proceeds from the issuance of securities in the future.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Critical Accounting Policies

There have been no changes to our critical accounting policies during the three months ended March 31, 2012. For a summary of our critical accounting policies, refer to our Annual Report on Form 10-K for the year ended December 31, 2011.

Impact of Recently Issued Accounting Pronouncements— Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The adoption of this pronouncement did not have a material impact on us.

Effective January 1, 2011, public companies that enter into a business combination are required to disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures are expanded. We are in compliance with the disclosure requirements of this guidance.

In May 2011, the Financial Accounting Standard Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our condensed consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our condensed consolidated financial statements.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Unaudited)

(In thousands, except share and per share amounts)

	March 31, 2012	December 31, 2011
ASSETS
Investment in real estate:
Land	$24,219	$21,338
Building and improvements	57,400	49,415

Total investment in real estate assets	81,619	70,753

Accumulated depreciation and amortization	(2,072)	(1,261)

Total investment in real estate assets, net	79,547	69,492
Acquired intangible lease assets, net of accumulated amortization of $1,257 and $807, respectively	7,282	6,799
Cash and cash equivalents	6,339	6,969

Restricted cash	11	214
Accounts receivable, net of bad debt reserve of $34 and $35, respectively	719	786
Deferred financing expense, less accumulated amortization of $294 and $203, respectively	518	599
Prepaid expenses and other	1,022	333

Total assets	$95,438	$85,192

LIABILITIES AND EQUITY
Liabilities:
Mortgage loans payable	$40,463	$46,788

Acquired below market lease intangibles, less accumulated amortization of $234 and $161, respectively	1,240	1,203

Accounts payable	251	47
Accounts payable - affiliates	7,424	8,395

Accrued and other liabilities	1,470	1,574

Total liabilities	50,848	58,007

Commitments and contingencies (Note 9)	—	—
Equity:

Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, zero shares issued and outstanding at March 31, 2012 and December 31, 2011	$—	$—

Common stock, $0.01 par value per share, 180,000,000 shares authorized, 3,825,401 and 2,658,159 shares issued and outstanding at March 31, 2012 and December 31, 2011, respectively	38	27
Additional paid-in capital	28,480	17,980

Accumulated deficit	(4,891)	(4,126)

Total shareholders’ equity	23,627	13,881
Noncontrolling interests	20,963	13,304

Total equity	44,590	27,185

Total liabilities and equity	$95,438	$85,192

See notes to condensed consolidated financial statements.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Unaudited)

(In thousands, except share and per share amounts)

	2012	2011
Revenues:
Rental income	$1,755	$460
Tenant recovery income	443	143
Other property income	17	—

Total revenues	2,215	603

Expenses:
Property operating	379	95
Real estate taxes	242	108
General and administrative	324	208
Acquisition-related expenses	278	47
Depreciation and amortization	1,044	244

Total expenses	2,267	702

Operating loss	(52)	(99)
Other expense:
Interest expense	(391)	(149)
Net loss	(443)	(248)
Net loss attributable to noncontrolling interests	(185)	—

Net loss attributable to Company shareholders	$(258)	$(248)

Per share information - basic and diluted:
Loss per share - basic and diluted	$(0.08)	$(0.28)

Weighted-average common shares outstanding - basic and diluted	3,124,334	899,107

See notes to condensed consolidated financial statements.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Unaudited)

(In thousands, except share and per share amounts)

	Common Stock		Additional	Accumulated	Total Shareholders’	Noncontrolling
	Shares	Amount	Paid-In Capital	Deficit	Equity	Interest	Total
Balance at January 1, 2011	730,570	$7	$1,934	$(784)	$1,157	$—	$1,157
Issuance of common stock	402,725	4	3,642	—	3,646	—	3,646
Contributions from Sponsors	—	—	60	—	60	—	60
Dividend reinvestment program (DRP)	1,836	—	17	—	17	—	17
Common distributions declared, $0.16 per share	—	—	—	(144)	(144)	—	(144)
Offering costs	—	—	(582)	—	(582)	—	(582)
Net loss	—	—	—	(248)	(248)	—	(248)

Balance at March 31, 2011	1,135,131	11	5,071	(1,176)	3,906	—	3,906

Balance at January 1, 2012	2,658,159	$27	$17,980	$(4,126)	$13,881	$13,304	$27,185
Issuance of common stock	1,154,138	11	11,481	—	11,492	—	11,492
Dividend reinvestment program (DRP)	13,104	—	124	—	124	—	124
Contributions from noncontrolling interests	—	—	—	—	—	7,844	7,844
Common distributions declared, $0.16 per share	—	—	—	(507)	(507)	—	(507)
Offering costs	—	—	(1,105)	—	(1,105)	—	(1,105)
Net loss	—	—	—	(258)	(258)	(185)	(443)

Balance at March 31, 2012	3,825,401	$38	$28,480	$(4,891)	$23,627	$20,963	$44,590

See notes to condensed consolidated financial statements.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Unaudited)

(In thousands, except share and per share amounts)

	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(443)	$(248)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	1,044	244
Net amortization of above and below market leases	154	51
Amortization of deferred financing costs	91	31
Straight-line rental income	(56)	(10)
Changes in operating assets and liabilities:
Accounts receivable	123	(21)
Prepaid expenses and other	(699)	34
Accounts payable	157	(83)
Accounts payable - affiliates	(971)	(139)
Accrued and other liabilities	(64)	257

Net cash (used in) provided by operating activities	(664)	116

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures and acquisitions	(11,642)	(4)
Change in restricted cash	203	(15)

Net cash used in investing activities	(11,439)	(19)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	11,492	3,646
Payment of offering costs	(1,105)	(16)
Payments on mortgage loans payable	(21,176)	(3,450)
Proceeds from mortgage loans payable	14,851	—
Payments for notes payable - affiliates	—	(600)
Dividends paid, net of DRP	(331)	(104)
Contributions from noncontrolling interests	7,844	—
Distributions to non-controlling interest	(92)	—
Payments of loan financing costs	(10)	—

Net cash provided by (used in) financing activities	11,473	(524)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(630)	(427)

CASH AND CASH EQUIVALENTS:
Beginning of period	6,969	707

End of period	$6,339	$280

SUPPLEMENTAL CASHFLOW DISCLOSURE, INCLUDING NON-CASH FINANCING ACTIVITIES:
Offering costs payable to sub-advisor	$—	$566
Distributions payable	52	23
Accrued capital expenditures	47	—
Cash paid for interest	296	109
Contributions from sponsors	—	60
Dividends reinvested	124	17

See notes to condensed consolidated financial statements.

Phillips Edison—ARC Shopping Center REIT Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. ORGANIZATION

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be treated as a real estate investment trust (“REIT”). Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the “Operating Partnership”), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

We are offering to the public pursuant to a registration statement $1.785 billion in shares of common stock (“our offering”). Our offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the “DRP”) at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP.

As of March 31, 2012, we had issued 3,825,401 shares of common stock, including 29,751 shares issued through the DRP, generating gross cash proceeds of $36.9 million.

Our advisor is American Realty Capital II Advisors, LLC (the “Advisor”), a limited liability company that was formed in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by American Realty Capital II, LLC (“AR Capital sponsor”). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (the “Sub-advisor”), which is indirectly wholly owned by Phillips Edison Limited Partnership (“Phillips Edison sponsor”). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of solid national and regional retailers selling necessity-based goods and services, in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest.

On September 20, 2011, we entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a “Non-Controlling Interest”). The joint venture is in the form of PECO-ARC Institutional Joint Venture I, L.P., a Delaware limited partnership (the “Joint Venture”). We, through an indirectly wholly owned subsidiary, hold an approximate 54% interest in the Joint Venture and serve as the general partner and manage the operations of the Joint Venture. The Non-Controlling Interests hold the remaining approximate 46% interest.

The Joint Venture intends to invest in grocery-anchored neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. We have committed to contribute approximately $58.7 million to the Joint Venture and the Non-Controlling Interests have committed to contribute $50 million in cash. Through March 31, 2012, the Joint Venture holds nine properties. As of March 31, 2012, we have contributed approximately $26.2 million, in the form of equity interests in six wholly owned real estate properties and cash, to the Joint Venture and the Non-Controlling Interests have contributed approximately $22.3 million in cash to the Joint Venture. Until March 20, 2013 (or the investment of all of the capital that is to be contributed to the Joint Venture), neither we nor the Sub-advisor or its affiliates may acquire properties meeting the Joint Venture’s investment strategy, except through the Joint Venture.

We, through the Joint Venture, owned fee-simple interests in nine real estate properties acquired from third parties unaffiliated with us or the Advisor as of March 31, 2012:

Property Name	Location	Anchor	Date Acquired	Contract Purchase Price (1)	Average Remaining Lease Term in Years	% Leased
Lakeside Plaza	Salem, VA	Kroger	12/10/10	$8.75 million	5.2 years	98.9%
Snow View Plaza	Parma, OH	Giant Eagle	12/15/10	$12.30 million	7.1 years	94.0%
St. Charles Plaza	Haines City, FL	Publix	6/10/11	$10.10 million	12.0 years	96.3%
Southampton Village	Tyrone, GA	Publix	10/14/11	$8.35 million	9.7 years	86.5%
Centerpoint	Easley, SC	Publix	10/14/11	$6.85 million	10.1 years	82.8%
Burwood Village Center	Glen Burnie, MD	Food Lion	11/9/11	$16.60 million	7.1 years	100.0%
Cureton Town Center	Waxhaw, NC	Harris Teeter	12/29/11	$13.95 million	12.1 years	92.8%
Tramway Crossing	Sanford, NC	Food Lion	2/23/12	$5.50 million	4.0 years	95.5%
Westin Centre	Fayetteville, NC	Food Lion	2/23/12	$6.05 million	3.2 years	100.0%

(1)	The contract purchase price excludes closing costs and acquisition costs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our condensed consolidated interim financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and required the application of significant judgment by management. As a result, these estimates are subject to a degree of uncertainty. There have been no changes to our significant accounting policies for the three months ended March 31, 2012. For a summary of our significant accounting policies, refer to our Annual Report on Form 10-K for the year ended December 31, 2011.

Reclassifications—The 2011 real estate taxes expense was previously reported as part of the property operating expenses. For improved comparison purposes, the real estate taxes expense is now being reported separately.

Investment Property and Lease Intangibles—Real estate assets we have acquired are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful life of the assets are capitalized and maintenance and repair costs are expensed as incurred.

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques that we believe are similar to those used by independent appraisers are used to allocate the purchase price of each identifiable asset acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities, such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Acquisition related costs are expensed as incurred. Values of buildings and improvements are determined on an as if vacant basis.

The estimated fair value of acquired in-place leases is the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of above- and below-market lease value is charged to rental revenue.

Acquired above- and below-market ground lease values are recorded based on the difference between the present values (using an interest rate that reflects the risks associated with the lease acquired) of the contractual amounts to be paid pursuant to the ground leases and management’s estimate of the fair value of land under the ground leases. The capitalized above- and below-market lease values will be amortized as adjustments to ground lease expense over the lease term.

Management will estimate the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable will be initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note’s outstanding principal balance will be amortized over the life of the mortgage note payable as an adjustment to interest expense.

Revenue Recognition—We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

•	whether the lease stipulates how and on what a tenant improvement allowance may be spent;

•	whether the tenant or landlord retains legal title to the improvements;

•	the uniqueness of the improvements;

•	the expected economic life of the tenant improvements relative to the length of the lease; and

•	who constructs or directs the construction of the improvements.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts receivable. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decreases in the later years of a lease. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. We periodically review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

Income Taxes—We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). Our qualification and taxation as a REIT depends on our ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If we fail to qualify as a REIT for any reason in a taxable year, we will be subject to tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions.

Non-Controlling Interests—Non-Controlling interests in the condensed consolidated balance sheets represent the economic equity interests of the Joint Venture that are not owned by us. Non-Controlling interests in the condensed consolidated statements of equity represent contributions, distributions and allocated earnings to the group of international investors advised by CBRE Investors Global Multi Manager. Non-Controlling interests in earnings of the Joint Venture in the condensed consolidated statements of operations represents earnings (loss) allocated to non-controlling interests based on the economic ownership percentage of the consolidated Joint Venture held by these investors.

Earnings Per Share—Earnings per share are calculated based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share considers the effect of any potentially dilutive share equivalents, of which we had none for the three months ended March 31, 2012 and March 31, 2011.

The basic and diluted weighted-average number of common shares outstanding was 3,124,334 and 899,107 for the three months ended March 31, 2012 and 2011, respectively.

Impact of Recently Issued Accounting Pronouncements—Effective January 1, 2011, companies are required to separately disclose purchases, sales, issuances and settlements on a gross basis in the reconciliation of recurring Level 3 fair value measurements. The adoption of this pronouncement did not have a material impact on us.

Effective January 1, 2011, public companies that enter into a business combination are required to disclose pro forma revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. In addition, the supplemental pro forma disclosures are expanded. We are in compliance with the disclosure requirements of this guidance.

In May 2011, the Financial Accounting Standard Board (“FASB”) issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our condensed consolidated interim financial statements.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our condensed consolidated interim financial statements.

3. EQUITY

General—We have the authority to issue a total of 180,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of March 31, 2012, we had issued 3,825,401 shares of common stock generating gross cash proceeds of $36.9 million and we had issued no shares of preferred stock. The holders of shares of the common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. Our charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan—We have adopted the DRP that allows stockholders to have dividends and other distributions invested in additional shares of our common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the DRP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. Dividends reinvested through the DRP for the three months ended March 31, 2012 and 2011, were $124,000 and $17,000, respectively.

Share Repurchase Program—Our share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.

Repurchase of shares of common stock will be made monthly upon written notice received by us at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days’ written notice. No shares eligible to be repurchased under the share repurchase program were submitted for repurchase during the three months ended March 31, 2012 or March 31, 2011.

2010 Long-Term Incentive Plan—We have adopted a 2010 Long-Term Incentive Plan, which may be used to attract and retain officers and advisors and consultants. We have not issued any shares under this plan as of March 31, 2012.

2010 Independent Director Stock Plan—We have also adopted an Amended and Restated 2010 Independent Director Stock Plan, which may be used to offer independent directors an opportunity to participate in our growth through awards of shares of restricted common stock subject to time-based vesting. We have not issued any shares under this plan as of March 31, 2012.

4. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

The following describes the methods we use to estimate the fair value of our financial assets and liabilities:

Cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued expenses—We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real estate investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, income and expense growth rates and current market rents and allowances, from a third party appraisal or as determined by management.

Mortgage loans payable—We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, ranging from 2.5% to 3.0% as of March 31, 2012, assumes the debt is outstanding through maturity and considers the debt’s collateral (if applicable). We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. Our carrying amount of variable rate borrowings, which make up all of our borrowings, approximates their fair value as of March 31, 2012 and December 31, 2011.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial assets and liabilities.

5. REAL ESTATE ACQUISITIONS

In February 2012, the Joint Venture acquired a 100% interest in two grocery-anchored retail centers, Tramway Crossing and Westin Centre, for a combined purchase price of approximately $11.6 million. These centers were acquired with cash. We allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed. We allocated the aggregate purchase price of approximately $2.7 million to land, approximately $8.1 million to building and improvements, approximately $0.7 million to acquired in-place leases, approximately $0.2 million to acquired above-market leases, and approximately $0.1 million to acquired below-market leases.

The following information summarizes selected financial information from our combined results of operations, as if all of our acquisitions had been acquired on January 1, 2011.

We estimated that revenues, on a pro forma basis, for the three months ended March 31, 2012 and 2011, would have been approximately $2.41 million and $2.39 million, respectively, and our net loss, on a pro forma basis including acquisition-related expenses of $140 and $1,881, respectively, would have been approximately $14,000 and $2,239,000, respectively. The pro forma net loss per share excluding acquisition-related expenses would have been $0.00 and $0.78, respectively, for the three months ended March 31, 2012 and 2011.

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

6. ACQUIRED INTANGIBLE ASSETS

Acquired intangible lease assets consisted of the following:

	March 31, 2012	December 31, 2011
Acquired in-place leases, net of accumulated amortization of $541,000 and $318,000, respectively	$3,697,000	$3,169,000
Acquired above market leases, net of accumulated amortization of $716,000 and $489,000, respectively	3,585,000	3,630,000

Total	$7,282,000	$6,799,000

Amortization expense recorded on the intangible assets for the three months ended March 31, 2012 and 2011 was $450,000 and $129,000, respectively.

Estimated amortization expense of the respective acquired intangible lease assets as of March 31, 2012 for each of the five succeeding calendar years is as follows:

Year	In-Place Leases	Above Market Leases
2012	$738,000	$697,000
2013	1,003,000	934,000
2014	923,000	907,000
2015	634,000	731,000
2016	332,000	229,000
2017 and thereafter	67,000	87,000

Total	$3,697,000	$3,585,000

The weighted-average amortization periods for acquired in-place lease and above market lease intangibles are 4 years and 5 years, respectively.

7. MORTGAGE LOANS PAYABLE

As of March 31, 2012, we had approximately $40.5 million of mortgage notes payable outstanding. Each of the mortgage notes payable is secured by the respective property on which the debt was placed. The mortgage notes allow us to generally make additional principal payments on the loan and draw those amounts back, not to exceed the initial loan amount, as needed. As of March 31, 2012, the weighted-average interest rate for the loans was 2.82%.

We hold all of our debt obligations through the Joint Venture, in which we have a 54% interest. As of March 31, 2012, our leverage ratio, or the ratio of total debt, less cash and cash equivalents, to total purchase price of real estate assets, was approximately 38.5%.

The following is a summary of the Joint Venture’s debt obligations as of March 31, 2012:

Property and Related Loan	Outstanding Principal Balance	Maximum Loan Capacity	Interest Rate	Loan Type	Payments	Maturity Date
Lakeside Credit Facility(1)	—	$6.13 million	One-month LIBOR plus 2.40% to 2.85%, depending upon amount outstanding and debt yield	Revolving Credit Facility	Monthly interest only payments through July 1, 2012, followed by continued monthly interest payments and possible monthly payments of principal(2)	December 10, 2012(3)
Snow View Credit Facility(1)	$2.14 million	$8.57 million	One-month LIBOR plus 2.40% to 2.85%, depending upon amount outstanding and debt yield	Revolving Credit Facility	Monthly interest only payments through July 1, 2012 followed by continued monthly interest payments and possible monthly payments of principal(4)	December 15, 2012(5)
St. Charles Credit Facility(1)	$6.75 million	$6.75 million	One-month LIBOR plus 2.40% to 2.85%, depending upon amount outstanding and debt yield	Revolving Credit Facility	Monthly interest only payments through January 1, 2013 followed by continued monthly interest payments and possible monthly payments of principal(6)	June 10, 2013(7)
Southampton Credit Facility	$5.92 million	$6.02 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through April 30, 2013 followed by continued monthly interest payments and possible monthly payments of principal(8)	November 1, 2013(9)

Centerpoint Credit Facility	$4.85 million	$4.94 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through April 30, 2013 followed by continued monthly interest payments and possible monthly payments of principal(10)	November 1, 2013(11)
Burwood Credit Facility	$11.92 million	$11.97 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through April 30, 2013 followed by continued monthly interest payments and possible monthly payments of principal(12)	November 1, 2013(13)
Cureton Credit Facility	$8.88 million	$9.00 million	Daily LIBOR plus 2.25% to 2.50%, depending upon amount outstanding and debt yield	Revolving credit facility	Monthly interest only payments through July 31, 2013 followed by continued monthly interest payments and possible monthly payments of principal(14)	January 1, 2016

Total	$40.46 million	$53.38 million

(1)

The Lakeside Credit Facility, the Snow View Credit Facility, and the St. Charles Credit Facility subject Lakeside Plaza, Snow View Plaza, and St. Charles Plaza to cross-collateral and cross-default provisions under separate and corresponding provisions of each loan. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Lakeside Credit Facility, the Snow View Credit Facility, and the St. Charles Credit Facility.

(2)

On or before July 1, 2012, total availability under the loan will be reduced by $675,000, and beginning on July 1, 2012 and continuing through the maturity date, availability will be reduced by $20,415 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the loan), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the Lakeside Credit Facility at any time in whole or in part without premium or penalty.

(3)	We may extend the maturity date of the Lakeside Credit Facility to December 10, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 10, 2012.
(4)

On or before July 1, 2012, total availability under the loan will be reduced by $940,000, and beginning on July 1, 2012 and continuing through the maturity date, availability will be reduced by $28,500 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the loan), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the Snow View Credit Facility at any time in whole or in part without premium or penalty.

(5)	We may extend the maturity date of the Snow View Credit Facility to December 15, 2013 upon payment of an extension fee equal to 0.25% of the amount outstanding on December 15, 2012.
(6)

On or before January 1, 2013, total availability under the loan will be reduced by $742,500, and beginning on January 1, 2013 and continuing through the maturity date, availability will be reduced by $22,500 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the loan), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the St. Charles Credit Facility at any time in whole or in part without premium or penalty.

(7)	We may extend the maturity date of the St. Charles Credit Facility to June 10, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on June 10, 2013.
(8)

Beginning on May 1, 2013 and continuing through the maturity date, the Southampton Credit Facility will be reduced by $9,750 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the Southampton Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Southampton Credit Facility.

(9)

We may extend the maturity date of the Southampton Credit Facility to October 10, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding under the credit facility on November 1, 2013.

(10)

Beginning on May 1, 2013 and continuing through the maturity date, the Centerpoint Credit Facility will be reduced by $8,000 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the Centerpoint Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Centerpoint Credit Facility.

(11)	We may extend the maturity date of the Centerpoint Credit Facility to November 1, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on November 1, 2013.
(12)

Beginning on May 1, 2013 and continuing through the maturity date, the Burwood Credit Facility will be reduced by $19,660 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the Burwood Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Burwood Credit Facility.
(13)	We may extend the maturity date of the Burwood Credit Facility to November 1, 2014 upon payment of an extension fee equal to 0.25% of the amount outstanding on November 1, 2013.
(14)

Beginning on August 1, 2013 and continuing through the maturity date, the Cureton Credit Facility will be reduced by $14,000 per month, which may require us to make monthly principal payments (depending on the then-outstanding borrowings under the credit facility), in addition to continued monthly interest payments. We have the option to prepay any outstanding amounts under the Cureton Credit Facility at any time in whole or in part without premium or penalty. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under the Cureton Credit Facility.

Below is a listing of the mortgage loans payable with their respective principal payment obligations.

($000s) Maturing Debt	Year	Variable Rate Debt	Weighted-average Interest Rate
	2012	$2,140	3.10%
	2013	29,518	2.82%
	2014	168	2.74%
	2015	168	2.74%
	2016	8,469	2.74%
	Thereafter	—	0.00%

	Total	$40,463	2.82%

As of March 31, 2012, we were in compliance with all debt covenants.

8. ACQUIRED BELOW-MARKET LEASE INTANGIBLES

Acquired below-market lease intangibles consisted of the following:

	March 31, 2012	December 31, 2011
Acquired below-market leases, net of accumulated amortization of $234,000 and $161,000, respectively	$1,240,000	$1,203,000

Amortization recorded on the intangible liabilities for the three months ended March 31, 2012 and 2011 was $73,000 and $29,000, respectively.

Estimated amortization income of the intangible lease liability as of March 31, 2012 for each of the five succeeding calendar years is as follows:

Year	Below Market Leases
2012	$231,000
2013	311,000
2014	258,000
2015	172,000
2016	132,000
Thereafter	136,000

Total	$1,240,000

The weighted-average amortization period for below market lease intangibles is 5 years.

9. COMMITMENTS AND CONTINGENCIES

Sponsor Organization and Offering Costs

In addition to the accounts payable to affiliates, there are approximately $3.1 million of offering costs incurred by the Sub-advisor on our behalf that have not been charged to us. Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through the continuous offering. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of the offering and the discretion of the Sub-advisor.

Litigation

In the ordinary course of business, we may become subject to litigation or claims. There are no material legal proceedings pending, or known to be contemplated, against us.

Environmental Matters

In connection with the ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters. We have not been notified by any governmental authority of any non-compliance, liability or other claim, and we are not aware of any other environmental condition that we believe will have a material adverse effect on our condensed consolidated financial statements.

10. RELATED-PARTY TRANSACTIONS

Advisory Agreement—Pursuant to our advisory agreement, the Advisor is entitled to specified fees for certain services, including managing the day-to-day activities and implementing our investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which manages our day-to-day affairs and our portfolio of real estate investments, subject to the board’s supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on our behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs—Under the terms of the advisory agreement, we are to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering. As of March 31, 2012, the Advisor, Sub-advisor and their affiliates have paid approximately $7.2 million of organization and offering costs. In addition, approximately $3.1 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or been recorded in our condensed consolidated financial statements. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of the offering and the discretion of the Sub-advisor. As of December 31, 2011, the Advisor, Sub-advisor or their affiliates had paid $7.1 million of organization and offering costs.

Acquisition Fee—We pay the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the cost of investments we acquire or originate, including acquisition or origination expenses and any debt attributable to such investments. We incurred acquisition fees payable to the Advisor, Sub-advisor and their affiliates of $64,000 and $0, respectively, for the three months ended March 31, 2012 and 2011 in connection with certain of our property acquisitions.

Asset Management Fee—We pay the Advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement. The asset management fee, payable monthly in arrears (based on assets we held during the previous month) will be equal to 0.08333% of the sum of the cost of all real estate and real estate-related investments we own and of our investments in joint ventures, including certain expenses and any debt attributable to such investments. However, the Advisor reimburses all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, our modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof, without any corresponding issuance of equity to the Sub-advisor or its affiliate), during the quarter were not at least equal to our declared distributions during the quarter. We cannot avoid payment of an asset management fee by raising our distribution rate beyond $0.65 per share on an annualized basis. Total asset management fees incurred for the three months ended March 31, 2012 and 2011 were $217,000 and $53,000, respectively, with $118,000 and $53,000 of these fees being waived or reimbursed by the Advisor and Sub-advisor. For the three months ended March 31, 2012, the net asset management fees of $99,000 were paid by the Non-Controlling Interests.

Financing Fee—We pay the Advisor or Sub-advisor a financing fee equal to 0.75% of all amounts made available under any loan or line of credit. We incurred no financing fees payable to the Advisor, Sub-advisor and their affiliates for the three months ended March 31, 2012 and 2011.

Disposition Fee—For substantial assistance by the Advisor, Sub-advisor or any of their affiliates in connection with the sale of properties or other investments, we will pay the Advisor or its assignee 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether the Advisor, Sub-advisor or their respective affiliates have provided substantial assistance to us in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the Advisor’s or Sub-advisor’s preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor or Sub-advisor in connection with a sale. However, if we sell an asset to an affiliate, our organizational documents will prohibit us from paying the Advisor a disposition fee. There were no disposition fees incurred in 2012 or 2011.

General and Administrative Expenses—The sponsors provided $0 and $60,000, respectively during the three months ended March 31, 2012 and 2011, for certain of our general and administrative expenses as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. The sponsors do not intend to make further capital contributions to continue to fund our general and administrative expenses. As of March 31, 2012, we owed the Advisor, Sub-advisor and their affiliates $18,000 for general and administrative expenses paid on our behalf. The amount payable to the Advisor, Sub-advisor and their affiliates as of December 31, 2011, for general and administrative expenses was $1.1 million. As of March 31, 2012, the Advisor, Sub-advisor and their affiliates have not allocated any portion of their employees’ salaries to general and administrative expenses.

Subordinated Share of Cash Flows—After investors who have not redeemed their shares have received a return of their net capital contributions and a 7.0% per year cumulative, noncompounded return, the Advisor is entitled to receive a total of 15.0% of our net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if our shares are not listed on a securities exchange.

Subordinated Incentive Fee—Upon the listing of our common stock on a national securities exchange, we will pay to the Advisor a fee equal to 15.0% of the amount by which the market value of the outstanding stock plus distributions paid by us prior to listing to investors who have not redeemed their shares exceeds the sum of the total amount of capital raised from investors who have not redeemed their shares and the amount of cash flow necessary to generate a 7.0% per year cumulative, noncompounded return to those investors.

Property Manager—All of our real properties are managed and leased by Phillips Edison & Company Ltd. (“Property Manager”), an affiliated property manager. The Property Manager is wholly owned by our Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager also manages real properties acquired by the Phillips Edison affiliates or other third parties.

We pay to the Property Manager monthly property management fees equal to 4.5% of the gross cash receipts of the properties managed by the Property Manager. In the event that we contract directly with a non-affiliated third-party property manager in respect of a property, we will pay the Property Manager a monthly oversight fee equal to 1.0% of the gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, we will pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. We will reimburse the costs and expenses incurred by the Property Manager on our behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If we engage the Property Manager to provide construction management services with respect to a particular property, we will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited to, on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

We incurred property management fees due to the Property Manager of $113,000 and $30,000, respectively, for the three months ended March 31, 2012 and 2011.

Dealer Manager—Our current dealer manager is Realty Capital Securities, LLC (the “Dealer Manager”). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority (FINRA) and was organized on August 29, 2007. The Dealer Manager is indirectly wholly owned by our AR Capital sponsor and will provide certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered. Excluding shares sold pursuant to the “friends and family” program, the Dealer Manager is generally paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering.

Dealer manager fees incurred during the three months ended March 31, 2012 were $255,000, of which $89,000 were reallowed to participating broker-dealers. Selling commissions incurred during the three months ended March 31, 2012 were $850,000, all of which were reallowed to participating broker-dealers. Dealer manager fees incurred during the three months ended March 31, 2011, were $5,000. Selling commissions incurred during the three months ended March 31, 2011 were $11,000, all of which were reallowed to participating broker-dealers.

Share Purchases by Sub-advisor—The Sub-advisor has agreed to purchase on a monthly basis sufficient shares sold in our public offering such that the total shares owned by the Sub-advisor is equal to at least 0.10% of our outstanding shares (ignoring shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. The Sub-advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor.

As of March 31, 2012, the Sub-advisor owns 21,779 shares of our common stock, or approximately 0.57% of our outstanding common stock.

11. ECONOMIC DEPENDENCY

We are dependent on the Advisor, Sub-advisor, the Property Manager, the Dealer Manager and their respective affiliates for certain services that are essential to us, including the sale of our shares of common stock, asset acquisition and disposition decisions, advances or contributions for distributions, bridge financing, and other general and administrative responsibilities. In the event that the Advisor, the Sub-advisor, the Property Manager and/or the Dealer Manager are unable to provide such services, we would be required to find alternative service providers or sources of capital.

As of March 31, 2012, we owe the Advisor, Sub-advisor and their respective affiliates approximately $7.4 million for offering and organization expenses and general and administrative and other operational expenses.

Offering and organization expenses payable	$7.2 million

Asset management, property management, and other fees payable	0.2 million

Total due as of March 31, 2012	$7.4 million

The sponsors provided $60,000 during the three months ended March 31, 2011 and $228,000 since inception for certain of our general and administrative expenses as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. There was no sponsor contribution for the three months ended March 31, 2012. Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses.

12. FUTURE MINIMUM RENTS

Our operating leases’ terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

The following table lists, on an aggregate basis, all of the scheduled lease expirations after March 31, 2012 over each of the years ending December 31, 2012 and thereafter for our nine shopping centers. The table shows the annualized effective rent represented by the applicable lease expirations as of March 31, 2012:

Year	Amount
2012	$6,023,000
2013	7,729,000
2014	6,907,000
2015	5,914,000
2016	5,314,000
Thereafter	29,513,000

Total	$61,400,000

The following table sets forth information regarding the two tenants comprising ten percent or more of the aggregate annualized effective rent of our nine shopping centers as of March 31, 2012:

Publix Super Markets	18.3%
Food Lion	10.6%

13. SUBSEQUENT EVENTS

We have evaluated subsequent events through the date the financial statements were issued.

Acquisition of the Village at Glynn Place –

On April 27, 2012, the Joint Venture acquired a 100% interest in a Publix-anchored shopping center located in Brunswick Georgia, Village at Glynn Place, for a purchase price of $11.35 million. This acquisition was financed with the proceeds from the availability on our existing variable-rate revolving credit facilities, proceeds from our initial public offering, and cash provided by the Non-Controlling Interests. Including the Publix lease, approximately 81% of rents from the property come from national tenants. The 111,924 square foot property is 96.7% occupied.

Acquisition of New Windsor Marketplace –

On May 9, 2012, the Joint Venture acquired a 100% interest in New Windsor Marketplace, a shopping center anchored by a King Soopers (Kroger) and located in Windsor, Colorado. The property was acquired for a purchase price of $5.55 million. This acquisition was financed with proceeds from our existing variable-rate revolving credit facilities. Including the King Soopers lease, approximately 57% of rents from the property come from national tenants. The 95,877 square foot property is 85.9% occupied.

Acquisition of Meadowthorpe Shopping Center –

On May 9, 2012, the Joint Venture acquired a 100% interest in Meadowthorpe Shopping Center, a Kroger-anchored shopping center, Meadowthorpe Shopping Center located in Lexington, Kentucky. The property was acquired for a purchase price of $8.55 million. This acquisition was partially financed through the assumption of existing mortgage indebtedness. The remainder of the purchase price was financed with proceeds from our existing variable-rate revolving credit facilities. Including the Kroger lease, approximately 52% of rents from the property come from national tenants. The 87,384 square foot property is 95.6% occupied.

The supplemental pro forma revenue and earnings disclosures required by GAAP relating to the recent acquisitions of Village at Glynn Place, New Windsor Marketplace and Meadowthorpe Shopping Center have not been presented for the three months ended March 31, 2012 and 2011, as the initial accounting for these acquisitions was incomplete at the time the interim financial statements were issued. The initial accounting was incomplete due to the late closing date of the acquisitions.

Financings Completed

On April 12, 2012, we entered into two variable-rate revolving credit facilities totaling $7.1 million. Tramway Crossing and Westin Centre serve as collateral for these facilities, which expire on May 1, 2016. The interest rates for both of these facilities is one-month LIBOR plus 2.40% to 2.60% depending upon the amounts outstanding and the debt yields. A wholly owned subsidiary of the Joint Venture has guaranteed 25% of the Joint Venture’s obligations under both facilities. The outstanding balance of these facilities as of May 11, 2012 is $7.1 million.

Sale of Shares of Common Stock

From April 1, 2012 through April 30, 2012, we raised approximately $6.0 million through the issuance of 612,514 shares of common stock under our ongoing public offering. As of May 1, 2012, approximately 145.6 million shares remained available for sale to the public under our public offering, exclusive of shares available under the DRP.

Distributions

On April 2, 2012, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from March 1, 2012 through March 31, 2012. The total gross amount of the distribution was approximately $194,000, with $59,000 being reinvested in the DRP, for a net cash distribution of $135,000. The April distribution was funded from a combination of cash generated from operating activities and borrowings.

On May 1, 2012, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from April 1, 2012 through April 30, 2012. The total gross amount of the distribution was approximately $223,000, with $72,000 being reinvested in the DRP, for a net cash distribution of $151,000. The May distribution was funded a combination of cash generated from operating activities and borrowings.

On March 21, 2012, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing May 1, 2012 through and including June 30, 2012. On April 19, 2012, our board of directors declared distributions to the stockholders of record at the close of business each day in the period commencing July 1, 2012 through and including August 31, 2012. The declared distributions will equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of May will be paid on such day of June 2012 as our President may determine; distributions for the month of June will be paid on such day of July as our President may determine; distributions for the month of July will be paid on such day of August 2012 as our President may determine; and distributions for the month of August will be paid on such day of September 2012 as our President may determine.